[Letterhead of Petroleum Development Corporation]
January 28, 2009
VIA EDGAR
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Petroleum Development Corporation
Registration Statement on Form S-3
Filed November 26, 2008
File No. 333-155745
Dear Ms. Parker,
     Pursuant to Rule 461 under the Securities Act of 1933, Petroleum Development Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-155745) be accelerated to noon, Washington, D.C. time, on Friday, January 30, 2009, or as soon thereafter as practicable. The Company acknowledges that:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely, Petroleum Development Corporation
By:	/s/ Richard W. McCullough
Richard W. McCullough
Chairman of the Board of Directors, Chief Executive Officer and President